EXHIBIT 10.1

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-13662), pertaining to the Equant N.V. 1998 Share Option Plan (with regard to the contingent value rights and American depositary contingent value rights), of our report dated March 4, 2003, with respect to the consolidated financial statements of France Telecom S.A., included in its Annual Report on Form 20-F for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 21, 2003.

RSM SALUSTRO REYDEL

Represented by Guy Stievenart and Jean-Michel Charpentier

Paris, France
March 21, 2003